UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Code of Ethics
2.	Anticorruption Policy

Code of Ethics

MESSAGE FROM OUR LEADERSHIPWith over 85 years of history, we have built one of the largest business groups in Brazil, based on ethics, transparency, consistency and respect in our internal and external relationships. In order for our company to always maintain its credibility, reputation and solidity, all employees must follow our Code of Ethics in their decisions, being responsible both for their own actions and for promoting a culture of integrity. In this review, we reaffirm our trust in our employees, partners, suppliers, customers and external representatives to make the right decisions when faced with ethical dilemmas that may arise. In this document, you will find guidelines and orientation to support your path towards responsible choices aligned with our principles and values. Our Open Channel is also accessible at any time to clarify doubts and receive suggestions or reports of violations of the Company’s Policies and applicable legislation, including anonymously. We count on you to ensure the integrity of Grupo Ultra and to continue creating value and protecting capital, with a strong culture, ethics and transparency, promoting an honest and healthy business environment.

1. INTRODUCTIONEthics and integrity are present in our values. They are pillars of our organizational culture and must be shared by everyone, regardless of position or function. The Code of Ethics (“Code”) brings together the principles that must be followed by Ultrapar Participações S.A. (“Ultrapar”) and its subsidiaries (jointly with Ultrapar, “Grupo Ultra”). It applies to all Grupo Ultra leaders and employees, without exception, in Brazil and abroad. Your adherence is mandatory and formalized through the term of acceptance. External representatives, suppliers, customers, service providers, and business partners must also follow this Code. 2. OUR DRIVERS, VALUES AND PILLARS 2.1. DRIVERS THAT GUIDE US • Value generation in existing businesses and portfolio. • Investment with discipline in capital allocation: inorganic growth and new businesses. • Focus on sectors with potential for long-term value generation where we can be the best shareholders. 2.2. VALUES THAT DEFINE US • Optimization of capital cost. • We work together towards common goals. • We have an entrepreneurial attitude. • We focus on long-term results. 2.3. PILLARS THAT SUSTAIN US • Ethics and sustainability (reputation, financial strength and long-term vision). • Simple and efficient management model (governance, risk and incentive). • Talent density aligned with culture. • Technology and data delivering productivity and intelligence. • In-depth knowledge of sectors.

3. EQUITY AND INCLUSION• We treat everyone fairly and equitably, thus creating an environment of inclusion. We condemn any act of discrimination or undue favoritism towards any person or company. • We do not tolerate discrimination or prejudice of any nature (such as gender, race, religion, age group, political conviction, marital status, sexual orientation, disability, place of birth or social class), or any type of harassment (moral, sexual, situations of humiliation, intimidation or embarrassment).4. HEALTH, SAFETY AND ENVIRONMENT• We treat everyone fairly and equitably, thus creating an environment of inclusion. We condemn any act of discrimination or undue favoritism towards any person or company. • We do not tolerate discrimination or prejudice of any nature (such as gender, race, religion, age group, political conviction, marital status, sexual orientation, disability, place of birth or social class), or any type of harassment (moral, sexual, situations of humiliation, intimidation or embarrassment). • We prioritize the health and safety of employees, outsourced professionals and residents of the communities where Grupo Ultra operates. We have responsibility over people and the environment, striving for the highest safety standards to maintain operational stability and productivity, optimize costs and ensure the quality of our products and services. • We prohibit the use of alcohol, illicit substances, possession and use of weapons of any type on the company premises. Gambling in the workplace is also prohibited. • We conduct our business responsibly, always committed to the sustainable and rational use of natural resources. We develop mechanisms that maximize energy efficiency and contribute to the sustainable development of our business. • We monitor any environmental impacts of our activities by applying integrated Health, Safety and Environment (HSE) policies, processes and management systems. • We act in a transparent and socially inclusive manner in the communities where we operate, promoting social development in the surroundings of our business. • We seek sustainable engagement in all Grupo Ultra businesses, systematically reviewing our activities, investing in sustainable improvements and adopting measures in line with the best ESG (Environmental, Social and Governance) practices.

5. COMPLIANCE WITH LAWS, INTOLERANCE TO CORRUPTION AND UNDUE ADVANTAGES • We comply with all laws and regulations applicable to the territories where we operate. We do not tolerate acts of corruption, fraud in bidding and public contracts, anti-competitive conduct and any other illicit conduct carried out by our employees or third parties, including, but not limited to, those provided for in the Anti-Corruption Law, Criminal Legislation, Misconduct Law, ompetition Law, Bidding Law and the U.S. Foreign Corrupt Practices Act. • We also follow the Corporate Anti-Corruption Policy, the Corporate Competition Policy, the Conflict of Interest and Transactions with Related Parties Policy and other Internal Policies, which guide our professional performance. • Our relationships, partnerships and business with organizations, companies and representatives of the public or private sector are guided by honesty and transparency. • We do not make donations or sponsorships to any political parties or candidates for public office. • We do not promise, request, receive, or accept undue advantages or benefits, whether in the public or private sector. • We do not use confidential or privileged information for undue advantage or profit, whether for our own benefit or that of third parties. • We do not request employment or benefits for relatives or friends in customer companies, external representatives, business partners, suppliers, or service providers.6. PROFESSIONAL EXCELLENCE • We carry out our work with dedication and a sense of responsibility. • We learn from our mistakes and avoid repeating them. We accept criticism and work to learn from it. • We respect all people and express our opinions and criticisms in a well-founded manner, without any type of discrimination or prejudice. • We safeguard tangible and intangible resources, intellectual property and facilities of Grupo Ultra.

7. PROTECTION OF THE COMPANY’S ASSETS AND RESOURCES • Our assets, equipment and facilities are intended exclusively for conducting the business of Grupo Ultra. We ensure the appropriate use of all assets, including those provided for the performance of functions by employees and third parties. • Mobile devices, emails, software and corporate systems, as well as the content included or transmitted on corporate equipment and networks and within our technological environment are property of Grupo Ultra and may be inspected or monitored at its sole discretion. • All files and information created, received, transmitted or stored in electronic systems or corporate equipment are property of Grupo Ultra and must be classified and handled in accordance with applicable rules. • Management processes, projects and product formulas are intellectual property of Grupo Ultra. They must be treated confidentially and cannot be shared without formal authorization. • We use corporate equipment for personal matters in a moderate manner, without compromising work productivity, data security and as long as it is done with common sense, in accordance with the law and in compliance with ethical and moral principles.8. INFORMATION SECURITY, DATA PROTECTION AND ARTIFICIAL INTELLIGENCE APPROVED BY THE BOARD OF DIRECTORS 11/12/2024 6 • Our assets, equipment and facilities are intended exclusively for conducting the business of Grupo Ultra. We ensure the appropriate use of all assets, including those provided for the performance of functions by employees and third parties. • Mobile devices, emails, software and corporate systems, as well as the content included or transmitted on corporate equipment and networks and within our technological environment are property of Grupo Ultra and may be inspected or monitored at its sole discretion. • All files and information created, received, transmitted or stored in electronic systems or corporate equipment are property of Grupo Ultra and must be classified and handled in accordance with applicable rules. • Management processes, projects and product formulas are intellectual property of Grupo Ultra. They must be treated confidentially and cannot be shared without formal authorization. • We use corporate equipment for personal matters in a moderate manner, without compromising work productivity, data security and as long as it is done with common sense, in accordance with the law and in compliance with ethical and moral principles. • We respect the data privacy of our employees, customers, partners and suppliers, as well as the rights of these data subjects. We are committed to complying with the Privacy and Data Protection Policy, national laws and rules on privacy and personal data protection, including the Brazilian General Data Protection Law (LGPD). • All information accessed due to the activities of Grupo Ultra, including personal and sensitive data, as well as documents related to the activities of Grupo Ultra, its customers or potential customers, must be treated confidentially. • Under no circumstances do we share personal passwords for accessing equipment and/or systems. • We take care of all internal information and documents and do not disclose them to employees or third parties who do not need the information to carry out their work. We prevent unauthorized access to information, as well as accidental or unlawful situations of destruction, loss or alteration of information. • We promote the responsible use of Artificial Intelligence (AI), ensuring data protection and compliance with information security standards. We ensure transparency in decisions, clarifying limitations and biases, and we only use approved systems, with human verification for critical decisions.

9. IMPARTIALITY IN RELATIONSHIPS • We conduct our professional activities in benefit of our business and free from real or apparent conflicts between personal interests and the interests of Grupo Ultra. • We follow the Corporate Policy for Conflicts of Interest and Transactions with Related Parties, which promotes transparency and independence in Grupo Ultra relations and provides for objective and impartial management in potential conflicts. • We ensure that no undue advantage is directly or indirectly provided to our employees or to people in their family relationships. • We ensure that negotiations with related parties are conducted on an equitable basis.We act impartially, ethically and honestly in all relationships, including:9.1. CAPITAL MARKET • We adopt policies and practices that align the interests of our shareholders, investors and administrators with the interests of Grupo Ultra. • We follow the Corporate Policy on Material Notice Disclosure Policy and Securities Trading Policy, which establishes rules for the disclosure of information to the market and procedures to prevent the improper use of privileged information in the trading of securities. • We maintain transparent and regular communication with analysts, investors and other stakeholders about our business. • We have financial, accounting and tax records that accurately reflect transactions and events, in accordance with the required accounting principles and applicable legislation. • We adopt processes of risk management, internal controls, auditing and information security, ensuring the effectiveness of the environment that supports our financial statements.9.2. OUR EMPLOYEES • We adopt policies and practices designed to ensure a healthy, motivating, diverse and inclusive work environment. We respect human rights and do not tolerate any type of harassment, prejudice or discrimination. • We respect the right to free union association and the freedom to participate in social and political movements, as long as they do not conflict with professional activities and in accordance with the current laws. • We value respect for diversity in our relationships, contributing to an inclusive and trusting environment. • At Grupo Ultra and in our activities, we do not tolerate any form of undignified work, such as forced, child, slave or slave-like labor.

• We take action to prevent and combat any type of disrespect, harassment, offense, prejudice or discrimination and we do not tolerate any action of this type. All employees must commit to preventing and avoiding this type of behavior. We encourage such situations to be reported through the Open Channel. • We promote the human and professional development of our employees. We incentivize and promote people based on their performance, qualifications and behavior consistent with the organization’s interests and principles, based on evaluation criteria, position needs and individual merits. • We care for the company’s good reputation in both the real and virtual world. Therefore, all employees must uphold a stance that does not compromise the values and reputation of Grupo Ultra, even outside of working hours and/or the work environment. 9.3. OUR CUSTOMERS • We adopt practices to identify the needs, expectations and opinions of our customers and consumers, aimed at the continuous improvement of our product and service offerings. • We seek to maintain ethical, transparent, honest and long-lasting relationships with our customers and consumers. • We do not use marketing, advertising or sales strategies that could mislead our customers or consumers regarding the quality, purpose or price of our products or services. • We do not accept the practice of illegal or unethical acts.9.4. OUR SUPPLIERS, SERVICE PROVIDERS, EXTERNAL REPRESENTATIVES AND OTHER BUSINESS PARTNERS • We select qualified business partners who adequately serve the interests of Grupo Ultra, and we make efforts to ensure that they follow the principles of this Code and our Corporate Policies. • We maintain selection policies that guarantee transparent, impersonal, technical, honest and fair processes, without undue favoritism. The hiring of suppliers and service providers at Grupo Ultra is based exclusively on business needs, without conflicts of interest. • We do not tolerate any form of undignified labor or forced, child labor, slave or slave-like labor in our value chain, as well as practices that cause environmental or social damage. • We do not use external representatives to conceal illegal or unethical practices. • We do not intervene or enter into agreements that affect the independence of our business partners, competitors or other market agents, in compliance with the guidelines of the Corporate Competition Policy.

9.5. OUR COMPETITORS • We respect our competitors and are committed to protecting and preserving the principles that must govern the market, such as free enterprise, free competition and consumer protection. • We compete ethically and in compliance with competition and antitrust legislation. We do not accept our professionals engaging in anti-competitive practices or sharing information that could affect free competition. • We do not form or participate in cartels and we do not enter into commercial agreements with competitors to fix prices, divide customers, markets, or limit competition in any way. • We adopt the Corporate Competition Policy, which establishes guidelines for preventing conduct that goes against the economic order in commercial practices and corporate relationships in which we may engage. • We do not accept our professionals engaging in anti-competitive practices. 9.6. PRESS RELATIONS AND SOCIAL MEDIA • We maintain a relationship with the media based on impartiality and transparency, with truthful, clear, adequate and timely information. • When participating in virtual communities or discussion forums, we seek to follow the guidelines of this Code, adopting an honest and ethical stance. • We do not link communications and personal opinions expressed in these environments with Grupo Ultra, including political, religious or ideological opinions. • We do not discuss or share restricted or confidential information of Grupo Ultra on social media. • We value the ethical, safe and legal use of these platforms. We recommend discretion and good judgment in interactions and repudiate their use for offenses, illegal acts or unethical behavior that contravenes the guidelines of this Code of Ethics, Corporate Policies or current legislation. • We protect the data of employees, suppliers, customers and competitors, avoiding statements that could harm their reputation. • We reinforce the need for care in publications in social media and the prohibition of publishing unauthorized messages or images about Grupo Ultra to avoid misinterpretation involving our brands and reputation, affecting the value of Grupo Ultra.

9.7. TRADE ASSOCIATIONS AND OTHER REPRESENTATION ENTITIES • We recognize the importance of trade associations and other representation entities in the economy and in promoting relevant debates in the sectors that represent us. • We respect the autonomy of these organizations and support their initiatives, always in accordance with legal principles and in compliance with the guidelines of this Code and our Corporate Policies. 10. TRAINING Grupo Ultra provides regular training on the Code of Ethics and the Integrity Program. It is everyone’s responsibility to disseminate and multiply this content, fostering a culture of integrity in our organizational environment.11. MANAGING THE CODE OF ETHICS 11.1. CONDUCT COMMITTEE The Conduct Committee is a body linked to Ultrapar’s Board of Directors and is composed of an independent and external chairperson and members of Grupo Ultra’s management, including the Risk, Integrity and Audit Department (“DRIA”). This body, operationally supported by DRIA, meets periodically with the following objectives, according to its internal regulations: • Supervise the application and effectiveness of the principles of the Code of Ethics. • Review and approve the Integrity Program and supervise its application, aiming to ensure its compliance. • Propose and evaluate new policies associated with the Code of Ethics, as well as propose changes to it and to policies currently in force associated with it. • Monitor investigations carried out by DRIA. • Recommend appropriate disciplinary, administrative or legal measures to be adopted by Grupo Ultra bodies, as well as resolve on the need to report the matter to the Audit and Risk Committee or to Ultrapar’s Board of Directors for any additional measures that may be applicable. • Formally report the Committee’s resolutions to the Board of Directors in the relevant cases. • Submit annual reports describing its activities and those of the Integrity Program to the Audit and Risk Committee and the Board of Directors. • Provide clarification regarding the incidence or interpretation of the provisions of the Code of Ethics, the policies adopted by Grupo Ultra and, in matters within its jurisdiction, the law and regulations.

11.2. RISK, INTEGRITY AND AUDIT DEPARTMENT DRIA is responsible for:• Proposing and reviewing policies related to the Program, as well as coordinating their recommendation by the Conduct Committee and their respective approval by the Board of Directors. • Guiding and developing training and communication topics for the Program. • Managing the Open Channel of Grupo Ultra. • Conducting and/or supervising internal investigations within Grupo Ultra. • Supporting and recommending consequence measures. • Monitoring the Integrity Program in all Grupo Ultra businesses. • Representing Grupo Ultra institutionally on the topic of Integrity. • Monitoring the development of activities in the Business Integrity areas. • Proposing actions to improve the Integrity Program.11.3. BUSINESS INTEGRITY AREAS The Business Integrity areas are responsible for: • Ensuring compliance with the Program guidelines in their respective business. • Implementing and monitoring adherence to this Code and Corporate Policies in their business. • Planning, developing, implementing and executing the program and its controls in line with Grupo Ultra guidelines and their business risks. • Developing, implementing and monitoring training, as well as promoting the program in their business. • Ensuring that background check is carried out in accordance with the Corporate Anti-Corruption Policy. • Assisting business leadership in integrity aspects relevant to decision-making. • Evaluating the evolution of the Program in the business and periodically report it to DRIA. • Planning and conducting internal investigations in the respective business, as requested by and in coordination with DRIA.

12. VIOLATIONS OF THE CODE OF ETHICS All Grupo Ultra professionals must adhere to this Code of Ethics and the guidelines and Policies referenced therein, and are also responsible for reporting any violations in their work environment. Any professional who violates the dispositions of this Code of Ethics and the Policies referenced/therein is subject to disciplinary measures and sanctions, including financial sanctions, in addition to other legal measures.13. OPEN CHANNEL The Open Channel is available for anyone to ask questions and report on the existence or suspicion of violations of this and other internal policies of Grupo Ultra or applicable legislation. Website: canalabertoultra.com.br Telephone: 0800 701 7172 Reports can be made anonymously. It is prohibited to engage in any act of threat, intimidation, or retaliation against anyone who (i) reports violations of this Policy or any other policy or applicable legislation, or (ii) expresses doubts, suspicions, or concerns regarding this matter. The Channel is operated by an independent company and all reports are duly recorded and forwarded to the Risk, Integrity and Audit Department for investigation or supervision.

CORPORATE Anti-Corruptio POLICY

Corruption occurs when someone requests, offers, promises, orders, authorizes, receives or gives, directly or indirectly, an undue advantage to a national or foreign public official or a person appointed by him/her. An advantage, which may not be in cash or goods, is undue when there is no contractual, legal or regulatory provision that authorizes it or when it is promised or given so that the public official does or fails to do something that violates the law, this Policy, his/her duty or functional loyalty. • Money laundering is the concealment or disguise of nature, origin, location, disposition, movement or ownership of goods, rights, or assets derived, directly or indirectly, from a criminal offense. • An undue advantage is an illicit benefit or bonus, even in a private context, whether in cash, favors, benefits or services, offered with the aim of encouraging the recipient to carry out a certain activity, expedite it or refuse it to the detriment of their professional duties. This Policy establishes the guidelines for preventing and combating corruption, which should be followed in relationships with the national or foreign public sector. It also sets forth guidelines related to the prevention of money laundering and terrorist financing and the offering or acceptance of undue advantages. The guidelines contained herein apply to Ultrapar Participações S.A. (“Ultrapar”) and its subsidiaries (jointly with Ultrapar, “Grupo Ultra”), as well as to any shareholder, partner, or employee, without prejudice to additional regulations applicable to their activities. In companies where control is shared or where it holds a non-controlling interest, Grupo Ultra will make its best efforts to ensure that the guidelines contained herein are substantially applied. These guidelines must also guide the conduct of all business partners, external representatives, suppliers and service providers of Grupo Ultra, as well as any individual or legal entity acting in their direct or indirect interest or benefit. The practice of passive or active corruption, money laundering and the offering or acceptance of undue advantages by anyone subject to this Policy is prohibited. The mere offer or request of an undue advantage, regardless of the amount or characteristics of the advantage, constitutes a violation of the laws and guidelines of this Policy, even if it has not been accepted, delivered, received or has not achieved the intended benefits. There is no exception to the provisions of this Policy. CORPORATE Anti-corruption POLICY 1. OBJECTIVE AND GUIDELINES 1.1 CONCEPTS

APPROVED BY THE BOARD OF DIRECTORS 11/12/2024 2 CORPORATE Anti-corruption POLICY • Corruption occurs when someone requests, offers, promises, orders, authorizes, receives or gives, directly or indirectly, an undue advantage to a national or foreign public official or a person appointed by him/her. An advantage, which may not be in cash or goods, is undue when there is no contractual, legal or regulatory provision that authorizes it or when it is promised or given so that the public official does or fails to do something that violates the law, this Policy, his/her duty or functional loyalty. • Money laundering is the concealment or disguise of nature, origin, location, disposition, movement or ownership of goods, rights, or assets derived, directly or indirectly, from a criminal offense. • An undue advantage is an illicit benefit or bonus, even in a private context, whether in cash, favors, benefits or services, offered with the aim of encouraging the recipient to carry out a certain activity, expedite it or refuse it to the detriment of their professional duties. This Policy establishes the guidelines for preventing and combating corruption, which should be followed in relationships with the national or foreign public sector. It also sets forth guidelines related to the prevention of money laundering and terrorist financing and the offering or acceptance of undue advantages. The guidelines contained herein apply to Ultrapar Participações S.A. (“Ultrapar”) and its subsidiaries (jointly with Ultrapar, “Grupo Ultra”), as well as to any shareholder, partner, or employee, without prejudice to additional regulations applicable to their activities. In companies where control is shared or where it holds a non-controlling interest, Grupo Ultra will make its best efforts to ensure that the guidelines contained herein are substantially applied. These guidelines must also guide the conduct of all business partners, external representatives, suppliers and service providers of Grupo Ultra, as well as any individual or legal entity acting in their direct or indirect interest or benefit. The practice of passive or active corruption, money laundering and the offering or acceptance of undue advantages by anyone subject to this Policy is prohibited. The mere offer or request of an undue advantage, regardless of the amount or characteristics of the advantage, constitutes a violation of the laws and guidelines of this Policy, even if it has not been accepted, delivered, received or has not achieved the intended benefits. There is no exception to the provisions of this Policy. 1. OBJECTIVE AND GUIDELINES 1.1 CONCEPTS

CORPORATE Anti-corruption POLICY Do not engage in any business relationship before conducting a background check. In case of reputation concerns, consult the integrity area before the business relationship is formally established or continued. • Formalize the business relationship and ensure the inclusion of an anti-corruption clause, which provides for compliance by the other party with the guidelines established in this Policy and all applicable anti-corruption laws and regulations. The clause may provide for the possibility of automatic contractual termination in the event of non-compliance with the laws or guidelines established in this Policy. • Do not hire or allow the subcontracting of public officials, except if previously and formally approved by the integrity area, ensuring that there is no conflict of interest. • Ensure that commercial conditions are in line with market practices. Discounts, commissions, bonuses and awards must have clear justification, traceability and calculation rationale, in addition to complying with approval and monitoring controls. • Ensure that the invoices issued reflect the nature and details of the transaction, and that there is proof of delivery/receipt and/or provision of services. • In processes involving corporate operations, formation of consortia and/or associations, ensure that the correct measures have been taken, to verify the absence of possible irregularities or illicit acts by the legal entities involved. All business relationships involving external representatives, business partners, suppliers or service providers, negotiations with customers, corporate operations and other business relationships must be guided by transparency, ethics and must reflect the interests of Grupo Ultra. 2.1. EXPECTED BEHAVIORS Grupo Ultra and its businesses, directly or indirectly, do not make any political or party donations or contributions - in cash or equivalent, product or service - to any political party or candidate for political office. This Policy is not intended to prevent employees from participating in the political process or from making personal political donations or contributions, in accordance with their own convictions. Such political statements, donations or contributions, however, cannot be related, in any way, to Grupo Ultra. In commitment to its social responsibilities, Grupo Ultra may authorize donations and sponsorships to the public or private sector, in compliance with the guidelines of this Policy. 2. HIRING AND BUSINESS 3. POLITICAL CONTRIBUTIONS, DONATIONS AND SPONSORSHIPS APPROVED BY THE BOARD OF DIRECTORS 11/12/2024 3

APPROVED BY THE BOARD OF DIRECTORS 11/12/2024 3 CORPORATE Anti-corruption POLICY • Do not engage in any business relationship before conducting a background check. In case of reputation concerns, consult the integrity area before the business relationship is formally established or continued. • Formalize the business relationship and ensure the inclusion of an anti-corruption clause, which provides for compliance by the other party with the guidelines established in this Policy and all applicable anti-corruption laws and regulations. The clause may provide for the possibility of automatic contractual termination in the event of non-compliance with the laws or guidelines established in this Policy. • Do not hire or allow the subcontracting of public officials, except if previously and formally approved by the integrity area, ensuring that there is no conflict of interest. • Ensure that commercial conditions are in line with market practices. Discounts, commissions, bonuses and awards must have clear justification, traceability and calculation rationale, in addition to complying with approval and monitoring controls. • Ensure that the invoices issued reflect the nature and details of the transaction, and that there is proof of delivery/receipt and/or provision of services. • In processes involving corporate operations, formation of consortia and/or associations, ensure that the correct measures have been taken, to verify the absence of possible irregularities or illicit acts by the legal entities involved. All business relationships involving external representatives, business partners, suppliers or service providers, negotiations with customers, corporate operations and other business relationships must be guided by transparency, ethics and must reflect the interests of Grupo Ultra. 2.1. EXPECTED BEHAVIORS Grupo Ultra and its businesses, directly or indirectly, do not make any political or party donations or contributions - in cash or equivalent, product or service - to any political party or candidate for political office. This Policy is not intended to prevent employees from participating in the political process or from making personal political donations or contributions, in accordance with their own convictions. Such political statements, donations or contributions, however, cannot be related, in any way, to Grupo Ultra. In commitment to its social responsibilities, Grupo Ultra may authorize donations and sponsorships to the public or private sector, in compliance with the guidelines of this Policy. 2. HIRING AND

APPROVED BY THE BOARD OF DIRECTORS 11/12/2024 4 CORPORATE Anti-corruption POLICY • Do not link donations, contributions or any personal political statements to Grupo Ultra. • Ensure that there is no real or apparent conflict of interest in institutional donations and sponsorships made. • Make sure that the beneficiary is a public or private entity. Donations or sponsorships to individuals are prohibited. • Conduct a background check before formalizing the donation or sponsorship, including those that involve hiring third parties to execute projects. • Submit the donation or sponsorship to the authority levels defined in internal regulations and ensure that they are formalized through a contract or appropriate agreement. These documents must clearly and precisely describe the destination of the assets or funds, ensure that the benefits are exclusive to the signatory, include the obligation of accountability on the part of the beneficiary and contain an anti-corruption clause under the terms of this Policy. 3.1. EXPECTED BEHAVIORS 4. TRADE ASSOCIATIONS AND OTHER REPRESENTATION ENTITIES • Formalize the affiliation through an association contract or agreement before making any payments and ensure that the objectives and considerations are clearly defined. • Make sure that payments are destined exclusively to the affiliated entity. Payments to subcontractors or entities that are not party to the association agreement or the description of extraordinary projects are prohibited. • All payments must be recorded in a specific and easily identifiable account. Trade associations and other representation entities play a critical role in society. It is prohibited, under any circumstances, to use such institutions to obtain undue advantages. 4.1. EXPECTED BEHAVIORS

APPROVED BY THE BOARD OF DIRECTORS 11/12/2024 4 CORPORATE Anti-corruption POLICY • Do not link donations, contributions or any personal political statements to Grupo Ultra. • Ensure that there is no real or apparent conflict of interest in institutional donations and sponsorships made. • Make sure that the beneficiary is a public or private entity. Donations or sponsorships to individuals are prohibited. • Conduct a background check before formalizing the donation or sponsorship, including those that involve hiring third parties to execute projects. • Submit the donation or sponsorship to the authority levels defined in internal regulations and ensure that they are formalized through a contract or appropriate agreement. These documents must clearly and precisely describe the destination of the assets or funds, ensure that the benefits are exclusive to the signatory, include the obligation of accountability on the part of the beneficiary and contain an anti-corruption clause under the terms of this Policy. 3.1. EXPECTED BEHAVIORS 4. TRADE ASSOCIATIONS AND OTHER REPRESENTATION ENTITIES • Formalize the affiliation through an association contract or agreement before making any payments and ensure that the objectives and considerations are clearly defined. • Make sure that payments are destined exclusively to the affiliated entity. Payments to subcontractors or entities that are not party to the association agreement or the description of extraordinary projects are prohibited. • All payments must be recorded in a specific and easily identifiable account. Trade associations and other representation entities play a critical role in society. It is prohibited, under any circumstances, to use such institutions to obtain undue advantages. 4.1. EXPECTED BEHAVIORS

APPROVED BY THE BOARD OF DIRECTORS 11/12/2024 5 CORPORATE Anti-corruption POLICY The payment or reimbursement of travel and hospitality expenses (meals, accommodation, transportation, among other services), as well as the invitation to participate in corporate events, or the offering of institutional gifts, must always comply with applicable laws and regulations. Such practices must be reasonable and proportional and cannot involve any expectation of consideration, real or apparent conflict of interests, or perception of undue advantage. The relationship with public officials must reflect the interests of Grupo Ultra, based on transparency, legality and legitimacy. Grupo Ultra’s position in discussions about the publication or review of legal or regulatory standards must be formalized in its own name and expressed by authorized internal agents, even if external representatives are used in their preparation or they occur through unions or associations. 5. TRAVEL, ENTERTAINMENT, HOSPITALITY AND GIFTS 6. RELATIONSHIP WITH PUBLIC OFFICIALS • Ensure that these practices are linked to legal and legitimate actions in the best interests of Grupo Ultra. • Pay directly to the supplier. Direct or indirect payments, disbursements or reimbursements to relatives or friends, including via gift cards or vouchers, are not permitted. • Do not provide gifts of commercial value, not limited to cash or similar transactions (such as gift cards), regardless of the value. • Ensure that there is a clear and transparent purpose for institutional gifts (goods with no commercial value with a logo to promote the brand, such as pens and notebooks), preserving the impartiality of Grupo Ultra’s relationships and reputation. • Before holding a meeting with any public official, make sure you are authorized to represent Grupo Ultra. • Evaluate the possibility of formally scheduling the meeting, as well as preparing reports, pro memoria, minutes or equivalent records, which will help in recovering the history of these contracts. • Give preference to professional environments and during business hours, with the participation of more than one representative of Grupo Ultra. Ensure that the details of the meeting are documented. • Formalize all hiring of external representatives and relationships with unions and associations in compliance with the guidelines established in this Policy, ensuring transparency, impartiality and reasonableness in relationships. 5.1. EXPECTED BEHAVIORS 6.1. EXPECTED BEHAVIORS

APPROVED BY THE BOARD OF DIRECTORS 11/12/2024 6 CORPORATE Anti-corruption POLICY • Conduct every communication with public officials exclusively through corporate communication channels. • When hiring a public official or former public official, make sure that: (i) it is not prohibited by law or regulatory act and comply with the legal or regulatory quarantine periods, when applicable; (ii) it does not aim to obtain favoritism or privileged information, for one’s own benefit or that of third parties, obtained by reason of the functions performed by the public official or former public official; (iii) it does not present a real or apparent conflict of interest; (iv) it is preceded by a background check and formalized by a contract, clearly containing the purpose of the contract, compensation and anti-corruption clause; (v) the position or function performed by the public official is not incompatible with his/her responsibilities and working hours; (vi) there is no relationship between the activities performed by the public official and the areas of activity of Grupo Ultra’s business. • If you are related to or have a connection with a public official, inform the integrity area whenever such condition may represent a real or apparent conflict or potential conflict or put a certain transaction at risk. Participation in public bidding must occur in accordance with the Public Bidding and Administrative Contracts Law and other applicable legislation and must be complied by individuals and legal entities acting in the interest or for the benefit of Grupo Ultra. 7. BIDDING PROCESSES WITH THE PUBLIC ADMINISTRATION • Ensure that Grupo Ultra representative is qualified and trained to participate in public bidding, prospect or maintain existing contracts with the public administration. • Do not offer undue advantages, directly or indirectly, to public officials or people related to them. • Do not undermine the competitive nature of the bidding process or simulate competition with other companies. • Do not assist in the preparation of bidding documents that are the responsibility of the contracting body, except in the case of a public consultation. • Provide accurate information about products and services to Grupo Ultra customers and potential customers. • Share technical documents with customers or potential customers only when necessary, via corporate email or cloud platforms provided by Grupo Ultra. • Submit bidding processes for registration and approval of the respective authority levels defined by the business. • Do not exclude or attempt to exclude a bidder by offering advantage of any kind. 7.1. EXPECTED BEHAVIORS

APPROVED BY THE BOARD OF DIRECTORS 11/12/2024 7 CORPORATE Anti-corruption POLICY • Do not obtain undue benefit through changes that manipulate the economic and financial balance, or contractual term extensions with the public administration, without due legal authorization in the bidding notice or in the contracts. All financial transactions must be recorded accurately and in a timely manner, with sufficient detail to reflect the reality of all operations in the accounting records and allow for the traceability of payments, the appropriate supporting documentation, the correct recording in the appropriate account, and must reflect all Grupo Ultra transactions in a complete and accurate manner. Grupo Ultra keeps internal controls that ensure the prompt preparation and reliability of financial reports and statements to prevent and avoid illegal acts in its activities and business, as well as errors, omissions, counterfeiting and fraud in its accounting and tax practices, reports, market communications and other documents. Grupo Ultra carries out mandatory periodic training as part of its Integrity Program, with the aim of ensuring effective compliance with this Policy. All the target audience must participate in these trainings, which aim to reinforce the understanding and practical application of integrity and compliance rules. Integrity areas must: (i) ensure that all employees regularly participate in training on the subjects covered by this Policy, ensuring ethical and transparent conduct in all activities; and (ii) offer training on this Policy to its business partners, external representatives, suppliers and service providers of Grupo Ultra, as well as any individual or legal entity acting in their name or for their direct or indirect benefit. 8. RECORDS AND CONTROLS 9. TRAINING

APPROVED BY THE BOARD OF DIRECTORS 11/12/2024 8 CORPORATE Anti-corruption POLICY 10. VIOLATIONS OF THE GUIDELINES OF THIS POLICY Failure to comply with Anti-Corruption Laws, in addition to potentially causing severe damage to Grupo Ultra, may subject the violator to criminal, civil and administrative penalties by the authorities. Furthermore, it will subject the violator to disciplinary measures, based on applicable legislation. In addition to this Policy, the following guidelines and rules apply to the topics covered herein, which must be followed by all those subject to this Policy: (i) the Code of Ethics and other Corporate Policies of Grupo Ultra; (ii) Law No. 12.846/2013 (Anti-Corruption Law); (iii) Decree No. 11,129/2022; (iv) the Administrative Misconduct Law – No. 8,429/1992, updated by Law No. 14,230/2021; (v) the Conflict of Interest Law – No. 12,813/2013; (vi) the Bidding and Administrative Contracts Laws – No. 14,133/2021 and Decree No. 12,174/2024; (vii) the Brazilian Criminal Code and other Brazilian criminal laws; (viii) the United States Foreign Corrupt Practices Act (FCPA); (ix) other laws and regulations in force in jurisdictions where Grupo Ultra operates. 11. OPEN CHANNEL The Open Channel is available for anyone to ask questions and report on the existence or suspicion of violations of this and other internal policies of Grupo Ultra or applicable legislation. Website: canalabertoultra.com.br Telephone: 0800 701 7172 Reports can be made anonymously. It is prohibited to engage in any act of threat, intimidation, or retaliation against anyone who (i) reports violations of this Policy or any other policy or applicable legislation, or (ii) expresses doubts, suspicions, or concerns regarding this matter. The Channel is operated by an independent company and all reports are duly recorded and forwarded to the Risk, Integrity and Audit Department for investigation or supervision.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2025

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Code of Ethics, Anticorruption Policy)